Filed by Crosstex Energy, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Crosstex Energy, Inc. (Commission File No. 000-50536)

The following is the text of the website that is being maintained at www.enlink.com in connection with the proposed business combination between Devon Energy Corporation, Crosstex Energy, Inc. and Crosstex Energy, L.P.

Page 1 PRESS RELEASE FACTS/ASSETS PRESENTATION WEBCAST WATCH VIDEO CONNECTING ENERGY TO LIFE EnLink Midstream will be one of the largest, best-positioned midstream companies in the U.S. OUR STRENGTH OUR INNOVATION OUR GROWTH THE PARTNERSHIP

OUT STRENGTH This strategic partnership will position EnLink Midstream as a leading, integrated midstream company with diverse geographic assets, generating strong unitholder value. EnLink Midstream will be the strongest link in the midstream chain. INTRODUCTION OUR STRENGTH OUR INNOVATION OUR GROWTH THE PARTNERSHIP

OUR INNOVATION This strategic combination will position the company to provide innovative solutions that meet our customers’ needs while streamlining growth. At EnLink Midstream, a lucrative future is more than a pipe dream.

OUR GROWTH EnLink Midstream will have all the components to deliver long-term growth: strategically placed assets, a high-quality upstream partnership and an accomplished leadership team. And with strong financial roots, EnLink Midstream will be more than capable of sustainable growth

Strong. Innovative. Growing. Today’s energy environment requires a greater suite of services and capabilities to compete. To meet these demands, Crosstex Energy and Devon Energy have agreed to combine substantially all of Devon’s U.S. midstream assets with Crosstex’s assets to crate EnLink Midstream Partners, LP and EnLink Midstream, LLC, collectively “EnLink Midstream.” This stratregic combination is expected to generate unitholder value fuel innovative customer solutions and drive robust growth. EnLink Midstream will be a leading, integrated midstream company with a diverse geographic footprint and a strong financial foundation delivering tailored customer solutions for sustainable growth. See below for more information. Let’s make a connection. PRESS RELEASE FACTS/ASSETS PRESENTATION WEBCAST WATCH VIDEO INTRODUCTION OUR STRENGTH OUR INNOVATI9ON OUR GROWTH Important Additional Information This website and the materials on this website contain information about the proposed merger involving a Devon entity and a Crosstex entity. In connection with the proposed merger, New Public Rangers, LLC, (to be renamed EnLink Midstream, LLC) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a proxy statement/prospectus for Crosstex Energy. Inc.’s stockholders. Crosstex Energy, Inc. will mail the final proxy statement/prospectus to its stockholders. Investors and stockholders are urged to read the proxy statement/prospectus and other relevant documents filed or to be filed with the SEC. These documents (when they become available), and any other documents failed by Crosstex or Devan with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, stockholders will be able to obtain free copies of the proxy statment/prospectus from Crosstex by contacting Investor Relations by mail at Attention: Investor Relations, 2501 Cedor Springs, Dallas, Texas 75201. Participants in the Solicitation Devan, Crosstex and their respective directors and officers may be deemed to be participants in the solicitation of proxies from the stockholders of Crosstex Energy, Inc in respect of the proposed transition. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Crosstex Energy. Inc in connection with the proposed transition, including a description of their director or indirect interests, by security holdings or otherwise, is set forth in the preliminary proxy statement/prospectus filed with the SEC. Information regarding Crosstex Energy, Inc’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC. Information regarding Devan’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC.

The following is a transcript of a video made available on the website that is being maintained at www.enlink.com.

Hello everyone, I’m Barry Davis, CEO of Crosstex Energy, I’m very excited to share some news, not just any news, but a new era of progress in our industry.

Sometimes an opportunity comes along so big that it has the potential to completely change the playing field — to redefine the game. An opportunity to fuel innovative customer solutions, drive robust growth, and generate stakeholder value. An opportunity to connect energy to life.

And that’s the kind of opportunity that presented itself to us last October when Crosstex and Devon agreed to merge our midstream assets to create a new company—a company of combined power — stronger, more innovative and growing.

And now we have the name and logo to represent this idea, full of energy and connection. I’m proud to introduce EnLink Midstream.

We realize that today’s energy market requires a greater suite of services and capabilities with evolving market demands — and we’re responding to them with a commitment to create one of the largest, best-positioned midstream companies in the U.S.

Upon closing of the transaction, EnLink Midstream will be a leading integrated midstream company with a diverse geographic footprint and a strong financial foundation delivering tailored customer solutions for sustainable growth.

It’s our goal — our promise — to be the strongest link in the midstream chain. Join me in becoming a part of this new beginning.

Additional Information and Where to Find It

This transcript contains information about the proposed merger involving a Devon entity and a Crosstex entity. In connection with the proposed merger, New Public Rangers, L.L.C. (to be renamed EnLink Midstream, LLC) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a proxy statement/prospectus for Crosstex Energy, Inc.’s stockholders.  Crosstex Energy, Inc. will mail the final proxy statement/prospectus to its stockholders. Investors and stockholders are urged to read the proxy statement/prospectus and other relevant documents filed or to be filed with the SEC. These documents (when they become available), and any other documents filed by Crosstex or Devon with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, stockholders will be able to obtain free copies of the proxy statement/prospectus from Crosstex by contacting Investor Relations by mail at Attention: Investor Relations, 2501 Cedar Springs, Dallas, Texas 75201.

Participants in the Solicitation

Devon, Crosstex and their respective directors and officers may be deemed to be participants in the solicitation of proxies from the stockholders of Crosstex Energy, Inc. in respect of the proposed transaction.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Crosstex Energy, Inc. in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the preliminary proxy statement/prospectus filed with the SEC.  Information regarding Crosstex Energy, Inc.’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC.  Information regarding Devon’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC.